Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Benefits Committee of
      First Niagara Financial Group, Inc.:
We consent to the incorporation by reference in the Registration Statement (File No. 333-175464) on Form S-8 of Harleysville National Corporation 401(k) Plan of our report dated July 13, 2011, with respect to the statement of net assets in liquidation available for benefits and the statement of net assets available for benefits of Harleysville National Corporation 401(k) Plan as of December 31, 2010 and 2009, respectively and the related statement of changes in net assets in liquidation available for benefits for the year ended December 31, 2010, and the related supplemental schedule of assets (held at year end) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of Harleysville National Corporation 401(k) Plan.
/s/ Bonadio & Co., LLP

July 13, 2011
Williamsville, NY